SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  001-08887

TRANSCANADA PIPELINES LIMITED

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 3.1 and 3.1.1 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

Date: August 11, 2016

	By:	/s/ Jane M. Brindle
		Name:	Jane M. Brindle
		Title:	Assistant Secretary (Corporate Services Division)

EXHIBIT INDEX

3.1 Registrant’s Articles of Amendment dated August 10, 2016.

3.1.1 Registrant’s Certificate of Amendment dated August 10, 2016.